

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

April 16, 2025

Daniel Hurstak
Chief Financial Officer
Unitil Corporation
6 Liberty Lane West
Hampton, New Hampshire 03842-1720

> **Re: Unitil Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2024**
> **Filed February 10, 2025**
> **File No. 001-08858**

Dear Daniel Hurstak:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Energy & Transportation